September 27, 2007

VIA EDGAR CORRESPONDENCE

Mr. Mark Kronforst Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Quality Systems, Inc. File no. 001-12537 Form 10-K for the year ended March 31, 2007

Dear Mr. Kronforst:

On behalf of Quality Systems, Inc. (the “Company”), this letter responds to your comment letter dated September 17, 2007 concerning the filings with the Commission set forth above. This letter includes responses to the comments for periods referenced in your letter. The numbered paragraphs below replicate the corresponding numbered comments in your letter in bold underline, with our responses following.

Form 10-K for the Fiscal Year Ended March 31, 2007

Consolidated Statements of Income, page 57

1.   We note that revenue from arrangements that include modification and customization is recognized pursuant to SOP 81-1. Please tell us where you include revenue from these arrangements in your Statements of Income. In this regard, tell us whether the revenue is included in a single item or if you allocate the revenue from these arrangements between multiple revenue line items based on a certain methodology and, if so, describe the methodology. In addition, explain how your classification of this revenue complies with Rule 5-03 of Regulations S-X.

Pursuant to SOP 81-1, revenue from arrangements that include modification and customization are recognized using the percentage of completion method with measures of completion based on labor input hours. To estimate progress under contracts accounted for under SOP 81-1, the Company uses the input method, using actual hours worked as a percentage of total expected hours required by the arrangement, provided that the fee is fixed and determinable and collection of the receivable is probable. The Company believes the input method is the most appropriate method for measuring progress towards completion as efforts-expended (i.e. labor hours incurred) is the most readily available and established unit of measurement.

The Company’s policy for arrangements accounted for under SOP 81-1 is to defer the entire contract based on the relative fair value of the elements using the residual method to allocate the value of the contract elements. As labor hours are performed, revenue is recognized proportionately among the elements based on the percentage complete.

Revenue from such contracts accounted for under SOP 81-1 is classified within “ Software, hardware and supplies”, “Implementation and training services” and “Other services” based on the relative values in the contract and the percentage of completion.

Rule 5-03 of Regulation S-X requires separate illustration for revenue from services or when a category of revenue exceeds 10% of total sales. As such, Implementation and training services and Other services revenues were separately disclosed in our Statements of Income.

Revenue from contracts accounted for under SOP 81-1 represented less than 2.5% of total revenue in Fiscal Year 2007 and all prior periods presented in our Form 10-K for the period ended March 31, 2007.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 60

2.

We note your disclosures on page 42 indicating that you granted one of your customers longer than average contractual payment terms. Please tell us how these payment terms compare to you normal contractual payment terms and explain to us how you determine that fees subject to these extended terms are fixed or determinable.

Fees are considered fixed and determinable by the Company at the outset of an arrangement when the arrangement has the following characteristics:

1) The fee must be negotiated at the outset of the arrangement, and generally be based on the specific volume of products to be delivered without being subject to change based on variable pricing mechanisms such as the number of units or copies distributed or the expected number of users.

2) Payment terms must not be considered extended. If a significant portion of the fee is due more than 12 months after delivery or after the expiration of the license, the fee is presumed not fixed and determinable.

A typical contract includes a deposit and multiple contract specific payment milestones tied to the earlier of specific milestone events or specific dates. All payments on a typical contract are due less than 12 months from the effective date of the contract.

The “longer than average” payment terms for the referenced customer differs from the aforementioned typical contract terms in that the terms granted to the aforementioned customer do not include a deposit and instead have all amounts due at the earlier of a single milestone event or a specific date; in all cases, contractual amounts from this customer are due and payable less than twelve months from the effective date of the contract(s).

Important additional considerations in determining that these fees were fixed and determinable are based on the following factors which are in addition to the factors discussed above:

-	The Company has a history of collecting amounts due under original payment terms without granting concessions

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The Company believes that its historical experience is applicable to transactions with this customer given the similarities in the products being sold, economics of the transactions, and the payment terms.

-	The Company has no intent to grant any future concessions beyond the original terms of the arrangement with this customer.

We welcome any further questions or comments that you may have.

Paul Holt,

Chief Financial Officer

Quality Systems, Inc.